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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06033

UAL CORPORATION

(Exact name of registrant as specified in its charter)

1200 East Algonquin Road
Elk Grove Township, Illinois 60007
(847) 700-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value (See Note 1 below)
Depository Shares representing interests in Series B Preferred Stock, without par value
13 1/4% Junior Subordinated Debentures due 2026
Guarantees of 13 1/4% Junior Subordinated Debentures due 2026

(Title of each class of securities covered by this Form)

Common Stock, $.01 par value (See Note 2 below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

Note 1:
This certification and notice relates to Common Stock originally registered on Form 8-B, filed on June 23, 1969, and subsequently registered from time to time prior to December 9, 2002 (the “Old Common Stock”). In accordance with the Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code of UAL Corporation, United Air Lines, Inc. and 26 other direct and indirect wholly owned subsidiaries, which became effective on February 1, 2006, the Old Common Stock has been cancelled and is no longer outstanding.
Note 2:
Common Stock registered on Form 8-A filed February 1, 2006 (the “New Common Stock”). The New Common Stock was authorized pursuant to the Restated Certificate of Incorporation of UAL Corporation filed with the Secretary of State of the State of Delaware on February 1, 2006.
Pursuant to the requirements of the Securities Exchange Act of 1934, UAL Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 1, 2006	By:	/s/ Paul R. Lovejoy

		Name:	Paul R. Lovejoy
		Title:	Senior Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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